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www.dechert.com

CRAIG L. GODSHALL

craig.godshall@dechert.com
+1 215 994 2491 Direct
+1 215 655 2491 Fax

April 10, 2009

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. John Reynolds

Re:          Shermen WSC Acquisition Corp.

Preliminary Proxy Statement on Form 14A

Filed on April 10, 2009

File No.  0-52642

Dear Mr. Reynolds:

Shermen WSC Acquisition Corp. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) a revised version of its Preliminary Proxy Statement (the “Proxy Statement”), originally filed with the Commission on January 20, 2009, as revised by the version of the Proxy Statement filed with the Commission on March 11, 2009.  On behalf of the Company, we respond to the comments raised by the staff of the Commission (the “Staff”) in the letter dated April 3, 2009, from Mr. John Reynolds to Mr. Francis P. Jenkins, Jr., Chairman of the Board and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  To aid the Staff’s review, we are also supplementally providing marked copies of the revised version of the Proxy Statement filed today showing changes made from the revised version of the Proxy Statement filed on March 11, 2009.  All page numbers in our responses refer to the revised version of the Proxy Statement filed today on EDGAR.

General

1.                                      We note your response to prior comment one from our letter dated February 19, 2009.  It appears that the budgeted capital expenditures and other annexes relate to important information that is discussed in the proxy statement.  We reissue the comment.

Response:

The Company has revised the Proxy Statement by including in the Transaction Agreement attached to the Proxy Statement as Annex A each of Annex B – Applicable Accounting

Principles, Exhibit K-1 – Form of Net Working Capital Calculation (Merger), Exhibit K-2 – Form of Net Working Capital Calculation (Stock Sale) and Exhibit L – Form of Closing Balance Sheet, in accordance with the Staff’s comment.  In addition, the Company has revised the Proxy Statement on page 190 to include the material information set forth in Annex C – Budgeted Capital Expenditures.

2.                                      We note your response to prior comment two from our letter dated February 19, 2009 and the statement that you and your financial advisor are considering how the repurchase program will be conducted.  Please identify for us the material terms, mechanisms, and third parties, including the identity of the financial advisor, prior to mailing definitive proxy materials.  We may have further comment.

Response:

The Company has consulted with its current financial advisors and has not specifically determined the manner in which it would repurchase warrants.  The Company intends to allow the board of directors following the closing of the business combination to make that determination.  It is expected that the warrants will be repurchased using one or more of the following mechanisms:

•                  The Company would opportunistically purchase warrants on the market in compliance with all applicable law at market prices from time to time during periods in which the Company does not possess material non-public information.  As previously noted, although Rule 10b-18 technically does not apply to warrants, the Company will comply with Rule 10b-18 other than (given the low volume of trading in the warrants) the volume of purchase provisions thereof.

•                  During a period in which the Company is not in possession of material non-public information, the Company would enter into a repurchase plan providing for purchases of up to a certain number of warrants or up to certain aggregate purchase price.  The repurchase plan would be compliant with Rule 10b5-1 and would be executed through a broker chosen by the board of directors of the Company.  In addition, the Company will provide in the repurchase plan that in executing the repurchases the broker will comply with Rule 10b-18 other than (given the low volume of trading in the warrants) the volume of purchase provisions thereof.

•                  The Company would make a public solicitation through a tender offer in compliance with Section 14(d) of the Exchange Act and the regulations promulgated thereunder.

Risk Factors

“If the business combination is not completed...”, page 34

3.                                      We note your response to prior comment 17 and the reference on page 34 to your certificate of incorporation, which provides that you could amend relevant provisions “if [you] were to obtain the approval of such amendments by the holders of at least 80%.”  Please revise to disclose whether consideration has been given to the possibility of seeking an amendment to this provision by a simple majority vote so that an 80% vote would not be necessary.

Response:

The Company notes that section 5.1 of its certificate of incorporation states that the Company could not amend section 5.1 itself without an 80% vote and, therefore, the Company did not consider seeking an amendment to that provision by simple majority vote and did not include such consideration in the Proxy Statement.

“Activities taken by our existing stockholders...”  page 39

4.                                      We note your response to prior comment 20.  Please revise to provide the analysis in your response concerning why you believe such arrangements would not diminish shareholder protections as outlined in the company’s initial public offering.  In addition, please revise to disclose whether you believe “a period when [you] are not then aware of any material non-public information” may include a period of negotiation of terms of a repurchase agreement or other arrangement for purchases of a significant number of Shermen’s shares.

Response:

As the Company indicated in its response to prior comment 20, such arrangements would not diminish shareholder protections as outlined in the Company’s initial public offering registration statement.  The shareholder protections in the initial public offering registration statement include, among others (i) the requirement that the Company obtain the affirmative vote of more than 50% of the IPO shares with respect to the business combination voted with respect thereto, (ii) the ability of holders of up to 40% of the IPO shares to vote against the business combination and elect to convert their shares into the right to receive a pro rata portion of the trust account, and (iii) the requirement that all of our existing stockholders, directors and officers (the “Existing Stockholders”) vote their shares of common stock of the Company in accordance with the majority of the shares of common stock voted by the Company’s other stockholders.

The purpose of the shareholder protections in the initial public offering is to provide a holder of IPO shares with the ability to either affirmatively choose to retain its investment in the operating business acquired by the Company by keeping its IPO shares following the business combination or not to invest in the operating business and receive cash for its IPO Shares.  To the extent that a stockholder wants to receive cash for its IPO shares, it can sell its shares on the market to any of (a) the Existing Stockholders, (b) the ED&F trust described in the risk factor referred to in the comment or (c) another purchaser on the market.  Alternatively, the stockholder can vote against the business combination at the annual meeting and elect to convert its shares into cash.  Purchases of IPO Shares by Existing Stockholders or ED&F Man would not impact the shareholder protections described above since the purchases would not limit the ability of holders of IPO shares to receive cash for their IPO shares and, on the contrary, would allow interested stockholders to receive cash in advance of the closing of the business combination.

The Company further notes that it is unable to control whether or not individuals or business partners connected with ED&F Man purchase shares, and as their interest in the business combination is not evident, they are in most respects similar to other stockholders and their actions would not diminish shareholder protections.

The Company has revised the Proxy Statement on page 39 in accordance with the second sentence of the Staff’s comment.

Liquidity and Capital Resources, page 149

5.                                      We note your response to prior comments 16 and 27.  Please revise page 149 and where appropriate to disclose the terms of the “broad agreement on an outline term sheet,” including, as appropriate, cautionary language regarding their preliminary nature.

Response:

The Company understands that the referenced term sheet is still being revised, and will update the relevant disclosures with the appropriate, cautionary language when the Company receives the revised term sheet.

Unaudited Pro Forma Condensed Combined Financial Information

Note A.  Basis of Presentation, page 157

6.                                      We have reviewed your response to our prior comment 28 noting you believe the transaction should be recorded as a recapitalization due to (i) the large minority voting interest retained by ED&F Man (49.5%), (ii) the composition of management that will mainly be former ED&F Man employees, (iii) the composition of the board as a result of the transaction will point to joint control or slightly in favor of ED&F Man as Shermen has agreed to appoint Peter Harding, a former ED&F Man employee and (iv) Westway is an operating company where Shermen is a blank check company.  The guidance in paragraph A12(b) of SFAS 141(R) states that one could look to the existence of a large minority voting interest in determining the acquirer, but it appears that this should be done only if there is no other owner or group of owners that have a significant voting interest.  Since Shermen has a 50.5% (51%) voting interest this would not appear to be applicable criteria in determining the acquirer.  Per disclosure throughout the document, it appears that Shermen (Class A common stock holders) will have the right to appoint four of the seven members of the board and ED&F Man (Class B common stock holders) will have the right to appoint three of the seven members.  Even though it appears that the board will currently be under joint control or slightly in favor of ED&F Man, the disclosure starting on page 61 states that you are eliminating the staggered board and the board members will be elected on an annual basis.  In addition, if the ED&F Man ownership percentage decreases, the number of board members ED&F Man will have the right to elect, decreases.  Based on the foregoing it appears that Shermen will ultimately control the selection of the board.  Considering Shermen controls 50.5% (51%) of the outstanding shares, Shermen issued cash and equity interests to effect the acquisition and Shermen has the right to elect a majority of the board members, this transaction appears to more closely resemble a business combination with Shermen as the acquirer and should be recorded in accordance with SFAS 141(R).  Please clarify or advise.

Response:

The Company has noted and agrees with the Staff’s comment that Sherman has a 50.5% voting interest and that consequentially this is more akin to a business combination with Sherman effectively gaining control. Therefore, the Company has revised the Proxy Statement on pages 153-160 to give affect to the Company being the accounting acquirer.

7.                                      We have reviewed your response to our prior comment 31, noting that you utilized the liquidation preference amount of $5.50 as the fair value of the Series A preferred stock.  Please provide a detailed discussion of how this determination of fair value is in accordance with SFAS No. 157.  Discuss the valuation technique used (e.g. market, income and/or cost approach), the inputs used (observable, unobservable) and the priority of those inputs in the fair value hierarchy (e.g. level 1, level 2, level 3).  In addition, please note the amount disclosed in your response appears to be inconsistent with the amount of $5.76 assigned to the Series A preferred stock as part of the total consideration disclosed in the letter issued to the shareholders.  Please clarify or advise.

Response:

The Company has noted and revised the fair value of the Series A preferred stock to $5.74 per share.  Based on the characteristics of the Series A preferred stock, the Company has identified two items to consider in determining the fair value: (1) the Series A preferred stock convertible into common stock and (2) the seven year cash dividend related to the preferred shares (“future dividends”).  The sum of these two items accounts for the fair value of the Series A preferred stock included in the unaudited pro forma condensed combined financial information of $5.74.

In determining the value of the Series A preferred stock convertible into common stock the Company used a market approach of valuation under SFAS 157.  Under paragraph 18(a) of SFAS 157, the market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). Since the Series A preferred stock can be converted to common stock at the stockholder’s discretion and the fact that it participates in all dividend payments, the Company determined that a comparable asset to use to value the Series A preferred stock is Shermen’s own common stock.  Based on this the Company has used the quote of Shermen’s common stock on the Over-the-Counter Bulletin Board (Level 1 input) as of April 7, 2009, which was $6.00 per share. The Company then deducted from this amount the special dividend of $1.00 per share (as described in page 4 of the Proxy Statement) to be received by existing shareholders upon consummation of the business combination.  The Company has deducted the special dividend since the current share price reflects this amount.  This will give a net value of $5.00 per share of Series A preferred stock prior to considering the future dividends.

In determining the fair value of the future dividends, the Company has used the income approach.  Under paragraph 18(b) of SFAS 157, the income approach uses valuation techniques to convert future amounts (which in this case are the future dividends) to a single present amount (discounted). Based on this guidance, the Company ascertained the total cumulative future dividends over the seven-year period amounting to $0.96 per share ($0.034 quarterly dividend) and discounted these future cash flows at a rate of 8% (Level 2 input).  The discount rate of 8% was based on the weighted average cost of capital of Shermen. Discounting the future dividends resulted in a present value of $0.74 per share of Series A preferred stock.

In tabular presentation, the total value of the Series A preferred stock is set forth below:

Description	Fair Value
Over-the-Counter Bulletin Board (Level 1 input) price of Shermen common stock as of April 7, 2009	$6.00
add: Present value of future dividends discounted at 8%	$0.74
less: Special dividend upon consummation of business combination	$(1.00)
Series A preferred stock fair value per share under SFAS 157	$5.74

As noted by the Staff, this updated amount is still inconsistent with the $5.76 per share value assigned to the Series A preferred stock as part of the total consideration disclosed in the letter issued to the stockholders.  This was due to the fact that the $5.76 per share value was based on trust account value rather than the quote on the Over-the-Counter Bulletin Board (i.e., a liquidation approach rather than a market approach). As a result, the Company does not believe this is in accordance with SFAS 157 and has determined that the per share value to be used in the unaudited pro forma condensed combined financial information is $5.74.

For informational purposes, the per share value of $5.76 assigned to the Series A preferred stock and disclosed in the letter to stockholders was computed as follows:

Description	Total Value
Trust fund account value as of January 31, 2009 (approximately $138.4 million balance in the trust account divided by the total number of shares outstanding as of January 31, 2009)	$6.02
add: Present value of future dividends discounted at 8%	$0.74
less: Special dividend upon consummation of business combination	$(1.00)
Series A preferred stock fair value per share per letter issued to stockholders	$5.76

Notes B, Pro Forma Adjustments, page 157

8.                                      We have reviewed your response to our prior comment 32 noting you consider the pro forma entries (11) and (14) to capitalize interest on assets in the course of construction as a result of the credit facility that is being entered into as part of the business combination (entry 3) to be factually supportable and expected to have a continuing impact.  It appears that there is no indication that this debt would have been utilized to fund assets under construction as you have previously disclosed the intention of this credit facility was to pay for costs related to the business combination.  In addition, this entry appears to be more of a forecast of what the future operations of Westway would be because the historical financial statements omitted various items when they were carved out of ED&F Man.  Based on the foregoing, it would appear that these pro forma adjustments would not meet the criteria per Article 11 of Regulation S-X.  Please clarify or advise.

Response:

The Company has revised the Proxy Statement on pages 153-160 in accordance with the Staff’s comment and deleted pro form entries (11) and (14).

9.                                      We note that pro forma entry (5) relates to the dividend that will be paid to the holders of initial public offering shares of your common stock upon consummation of the business combination.  Please tell us whether this pro forma adjustment is supported by an executed agreement (i.e. factually supportable).  If the dividend is based on actions that management intends to take once the merger is complete, it would appear that this pro forma adjustment would not meet the criteria per Article 11 of Regulation S-X.  The Staff will not object to a footnote to your pro forma financial statements discussing this adjustment with related disclosure indicating that it is not included in your pro forma financial statements.

Response:

The Company respectfully submits that pro forma entry (5) is supported by section 7.15 of the Transaction Agreement dated as of November 25, 2008, by and among the Company, Terminal Merger Sub LLC, Feed Merger Sub LLC, ED&F Man Holdings Limited, Westway Holdings Corporation, Westway Terminal Company Inc. and Westway Feed Products, Inc. (the “Transaction Agreement”).  Under section 7.15 of the Transaction Agreement, the Company is required to use its best efforts, to the extent permitted under the Delaware General Corporation Law, as amended (the “DGCL”), and the Company’s certificate of incorporation, to declare and pay a special dividend of $1.00 per share to each holder of the Company’s common stock immediately following the closing of the transactions contemplated by the Transaction Agreement.

While the term “best efforts” does not have a concise definition, the Company interprets the term to mean that the Company is required to declare and pay the special dividend unless doing so is impermissible under the DGCL or impractical as a result of extraordinary circumstances.  To the Company’s knowledge as of the date hereof, it is unaware of any such extraordinary circumstances.

Accordingly, the Company respectfully submits that the pro forma adjustment meets the criteria per Article 11 of Regulation S-X.

Certain United States Federal Income Tax Consequences, page 161

10.                               We note the statement on page 162 that “We believe that no gain or loss will be recognized by us or by the holders of our common stock as a result of the transactions if their conversion rights are not exercised.”  Please clarify that you are not qualified to provide an opinion of counsel.

Response:

The Company has revised the Proxy Statement on page 162 in accordance with the Staff’s comment.

Background of the Business Combination, page 169

11.                               We note the statement on page 167 that the decision to hire Oppenheimer was “based upon its reputation and experience, expertise in the industry in which Westway operates and its past performance in agri-business transactions in which certain of our current executive officers and directors were involved.”  As Oppenheimer’s purchase of certain CIBC assets appears to have occurred in late 2007, please revise here and on page 47 to address the extent to which the deferred underwriting compensation owed to CIBC’s successor and any other sources of potential conflicts of interest factored negatively in the decision in February 2009 to hire Oppenheimer.

Response:

The Company has revised pages 47 and 168 of the Proxy Statement in accordance with the Staff’s comment.

12.                               We note your revised disclosure and response to prior comment 40.  Please revise the last two paragraphs on page 167 to describe the material discussions that took place between the time of the initial meetings in December 2007 and the February 12, 2008 “draft term sheet outlining the transaction with Westway.”  For example, it is unclear what the terms were in the draft term sheet; who proposed those terms; which of these terms, if any, are contained in the final transaction proposal; and what discussions, if any, took place between December and February.  In this regard, it is unclear if the draft terms discussed in February had already been proposed by one side or the other in December.  Please revise accordingly.

Response:

The Company has revised the Proxy Statement on pages 167 and 168 in accordance with the Staff’s comment.

13.                               Also, we note the statement “[T]he term sheet provided for consideration consisting of our common stock, shares of Series A Preferred Stock and cash” in the second full paragraph on page 168.  And we note the statement “it was proposed” in the fourth to last full paragraph on page 168.  However, you do not disclose the amount or value of the proposed consideration, who made the proposals, or whether the company accepted them on April 10, 2008 or May 12, 2008, which appears to have been the next occasion on which revised terms were discussed.  Please revise accordingly.

Response:

The Company has revised the Proxy Statement on page 168 in accordance with the Staff’s comment.

Opinion of Our Financial Advisor, page 180

14.                               We note your response to prior comment 43.  Please revise to reconcile the statements regarding limitations or instructions imposed on Oppenheimer in the last sentence in the first full paragraph on page 176 and the last sentence in the second to last full paragraph on page 178.

Response:

The Company has revised the Proxy Statement on page 178 in accordance with the Staff’s comment.

15.                               We note your response to prior comment 45.  Please revise to disclose whether the board or Oppenheimer considered that the higher end of values in the selected companies analysis is below the consideration to be paid assuming full payment of contingent consideration.

Response:

The Company has revised the Proxy Statement on pages 174 and 180 in accordance with the Staff’s comment.

16.                               With respect to prior comment 47, please add the clarifying explanation identified in the third bullet point of the comment.

Response:

The Company has revised the Proxy Statement on page 183 in accordance with the Staff’s comment.

Westway Audited Financial Statements
Notes to Combined Carve-out Financial Statements
2.  Summary of Significant Accounting Policies
Revenue Recognition, F-39

17.                               We have reviewed your response to our prior comment 59.  You indicated that since the services listed in the contracts are requested by the customer, your revenue arrangements do not constitute multiple deliverables under EITF 00-21.  It would appear that most contracts entered into between a customer and vendor represents a request by the customer for specific services and thus selection of specific services by the customer does not determine whether a revenue contract is a multiple-element arrangement.  It appears from your disclosure and your response that your contracts do contain multiple elements.  Please provide a detailed discussion to support your revenue recognition policy, including your analysis of EITF 00-21.

Response:

The Company respectfully offers this analysis of Westway’s revenue recognition policies and the application of EITF 00-21, Revenue Arrangements with Multiple Deliverables.

Westway offers multiple storage solutions at its terminals to its bulk liquid storage business customers. These solutions involve storage services that are billed under fixed income contracts, volume contracts, and ancillary income contracts. The services offered include storage, handling (movement of the stored materials), and other ancillary services such as heating or cooling of stored materials. These services occur at different points in time and over different periods of time. Fixed income contracts are based on a fixed fee per month recognized as the service is provided (generally recognized ratably over the term of the contract). Fixed income contracts may include adjustments for input/output activities which are measured and billed at the time the service is delivered at amounts stipulated in the contracts.  Volume contracts stipulate fixed fees which are applied to tonnages as volumes of liquid enter or exit the terminal. Ancillary contracts bill for specific services at amounts stipulated in the contracts for these services.  These ancillary services are viewed as separate units of accounting and revenues are recognized as the services are performed. Amounts billed for services are based on the relative fair values of the services provided. Revenues are recognized under each type of contract as the service is delivered.

Westway does not receive any fees upon entering into contracts prior to providing services.

Westway confirms to the Commission that the amount of total arrangement consideration is fixed or determinable at the time that revenue is recognized, that there is objective and reliable evidence of fair value for all units of accounting in an arrangement, and that the arrangement consideration is allocated to the separate units of accounting based on their relative fair values.

Upon the Staff’s consideration of this analysis, the Company respectfully suggests that the disclosure previously submitted for review is sufficient.

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2491 or Samuel Katz at 212.698.3663.  Thank you for your cooperation and attention to this matter.

Sincerely,

Craig L. Godshall

Partner

CLG

cc:	Alexander M. Dye
Kirk D. Lipsey
Vladimir Nicenko
Dewey & Leboeuf LLP
1301 Avenue of the Americas
New York, NY 10019